                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         []  MERGER

         [X]  LIQUIDATION

         [ ]  ABANDONMENT OF REGISTRATION
         Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
         Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: DAVIS INTERNATIONAL SERIES, INC.

3.       Securities and Exchange Commission File No.: 811-8870

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         []  Initial Application                [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         THOMAS TAYS, DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706, (520)434-3771

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706, (520)434-3771

NOTE ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]  Open-end                  [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         MARYLAND

11 Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         DAVIS SELECTED ADVISERS, L.P. 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, ARIZONA 85706

         Davis Selected Advisers-NY, Inc. 609 Fifth Avenue, New York, NY 10017

         FIDUCIARY INTERNATIONAL, INC. 600 FIFTH AVENUE NEW yORK CITY, NY 10020

         ATLANTIC ADVISERS LIMITED, CHARENDON HOUSE, 2 CHURCH STREET, HAMILTON, HM 11, BERMUDA.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         DAVIS DISTRIBUTORS, LLC, 2949 EAST ELVIRA ROAD, SUITE 101, TUCSON, AZ 85706

13.      If the fund is a unit investment trust ("UIT") provide:

         NOT APPLICABLE

        (a)  Depositor's name(s) and address(es):

        (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes            [X] No

        If Yes, for each UIT state:
                 Name(s):

                 File No.:  811-___________

                 Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes           [ ] No

        If Yes, state the date on which the board vote took place:

         ON JUNE 10, 2003, THE BOARD OF DIRECTORS OF APPLICANT APPROVED A PLAN OF LIQUIDATION AND TERMINATION.

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes           [ ] No

         If Yes, state the date on which the shareholder vote took place:

         ON JULY 18, 2003, THE SHAREHOLDERS OF THE APPLICANT APPROVED THE PLAN OF LIQUIDATION AND TERMINATION..

         If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         JULY 18, 2003

         (b)  Were the distributions made on the basis of net assets?

         [X] Yes           [ ] No

         (c)  Were the distributions made pro rata based on share ownership?

         [X] Yes           [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)  Liquidations only:
              Were any distributions to shareholders made in kind?

         [X] Yes            [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  70.17% OWNED BY AFFILIATES

THE ADVISER AGREED TO ACCEPT $21,568 IN FOREIGN TAX CLAIMS AS AN IN-KIND DISTRIBUTION, FOR THE PURPOSE OF LIQUIDATING AN OTHERWISE ILLIQUID ASSET AND FACILITATING A COMPLETE AND PROMPT DISTRIBUTION IN CASH OF ALL OTHER HOLDINGS TO FUND SHAREHOLDERS. AS A RESULT OF ROUTINE INVESTMENTS IN INTERNATIONAL SECURITIES, THE FUND HELD ILLIQUID FOREIGN TAX CLAIMS AT THE TIME OF LIQUIDATION. AFFILIATES OF THE ADVISER OWNED OVER 70% OF THE FUND AND THE FOREIGN TAX CLAIMS REPRESENTED LESS THAN 1/2% OF THE TOTAL DISTRIBUTIONS RECEIVED BY THOSE AFFILIATES. THE FOREIGN TAX CLAIMS WERE VALUED AT FULL FACE VALUE (THE MAXIMUM AMOUNT WHICH MIGHT BE

RECOVERED FROM FOREIGN TAX AUTHORITIES AT SOME POINT IN THE FUTURE) AND DISTRIBUTED IN PARTIAL LIQUIDATION OF THE ADVISER'S OWNERSHIP. EXCEPT FOR THIS FOREIGN TAX CLAIM, ALL SHAREHOLDERS, INCLUDING THE ADVISER AND AFFILIATES, RECEIVED CASH ON A PRO RATA BASIS.

17.      Closed-end funds only:
         Has the fund issued senior securities?

         NOT APPLICABLE

         [ ] Yes           [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?
         NONE

         (b) Describe the relationship of each remaining shareholder to the fund:

         NOT APPLICABLE

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         NO

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ] Yes          [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

         [ ] Yes            [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes            [X] No

         If Yes,

         (a)  Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)  List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)   Legal expenses:

                  $297

         (ii)  Accounting expenses:

                  $750

         (iii) Other expenses (list and identify separately):

                  PRINTING -$959
                  MAILING - $1,114
                  OTHER          $0

          (iv)  Total expenses (sum of lines (i)-(iii) above):

                  $3,120

          (b)  How were those expenses allocated?

          THE EXPENSES INCURRED IN THE LIQUIDATION AND TERMINATION WERE BORNE BY THE APPLICANT. HOWEVER, AS THE FUND'S EXPENSES IN THE FINAL PERIOD EXCEEDED THE OPERATING EXPENSE RATIOS SUBJECT TO AN ADVISER EXPENSE LIMITATION, THE ADVISER ULTIMATELY BORE THE EXPENSES.

          (c)  Who paid those expenses?

           SEE PRIOR ANSWER

          (d)  How did the fund pay for unamortized expenses (if any)?

          $265 IN PRE-PAID FEES WERE EXPENSED..

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidations?

          [ ] Yes            [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes            [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
         NOT APPLICABLE

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes            [X] No

         If Yes, describe the nature and extent of those activities:
         NOT APPLICABLE


VI.      MERGERS ONLY

         NOT APPLICABLE

26.      (a) State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                              VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of DAVIS INTERNATIONAL SERIES, INC. (ii) he or she is the VICE PRESIDENT of DAVIS INTERNATIONAL SERIES, INC. and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                  (Signature)


                  /s/THOMAS TAYS
                  ---------------------------
                       THOMAS TAYS
                  VICE PRESIDENT AND SECRETARY